Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: (FFH and FFH.U)

TORONTO, June 12, 2015

FAIRFAX CALLS SPECIAL SHAREHOLDERS’ MEETING TO CONSIDER
AMENDMENT TO TERMS OF MULTIPLE VOTING SHARES

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U) announces that it is calling a special meeting of its shareholders to be held on July 21, 2015 to vote on a proposed amendment to its articles to preserve the current 41.8% voting power of its multiple voting shares, which are controlled by V. Prem Watsa, Fairfax’s Chairman and Chief Executive Officer, and to make certain additional changes, including memorializing that the holder of the multiple voting shares will never be able to profit, or receive any premium or benefit, from the special voting rights attached to the multiple voting shares. This proposal is the result of a careful and thorough Board process conducted under the supervision of an independently advised special committee of independent directors. The Special Committee and the Board have both unanimously recommended that shareholders vote in favour of the proposal.

As a result of the gradual dilution of the percentage of votes represented by the multiple voting shares from their original 85.2% in 1986 to the current level of 41.8%, Fairfax has reached the limit of its ability to issue subordinate voting shares to continue its acquisition-related growth without reducing Mr. Watsa’s effective controlling interest to a level at which the preservation of Fairfax’s culture and governance can no longer be assured. Preserving the voting power of the multiple voting shares, subject to certain limitations and subject to the terms and conditions of the proposal, is intended to allow future share issuances to finance continued growth while ensuring that Mr. Watsa remains for many years in a position to continue protecting Fairfax’s unique culture. The proposed amendments will not result in the permanent extension of Mr. Watsa’s voting control of Fairfax nor will it effect a change of control of Fairfax.

“Our culture and reputation, protected by the control provided by the multiple voting shares owned by me and my family, attract some of the best businesses and managers around the world to partner with Fairfax. It is important to maintain that control as we move forward, growing our business and attracting the best and the brightest in the future,” said Prem Watsa, Chairman and CEO. “It is also important to note that I have agreed for ten years not to increase my compensation, which has not changed since 2000.”

The proposal’s terms, effects and rationale are summarized in the letter to shareholders which will accompany the management proxy circular for the meeting: a copy of that letter follows and forms part of this news release. Full details regarding the proposal and the special meeting are set out in the management proxy circular, which is today being filed on SEDAR and posted on Fairfax’s website www.fairfax.ca. The resolution approving the amendment will require the approval of at least two-thirds of the votes cast at the special meeting by the holders of subordinate voting shares, voting separately as a class, as well as a majority of the minority vote

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

of shareholders which will exclude votes cast by, among others, Mr. Watsa, certain related parties of Mr. Watsa and directors and officers of Fairfax. Shareholders of record as of the close of business on June 24, 2015 will be entitled to vote at the special meeting.

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of Canadian provincial securities laws. The words “believe”, “anticipate”, “project”, “expect”, “plan”, “intend”, “predict”, “estimate”, “will likely result”, “will seek to” or “will continue” and similar expressions identify forward-looking statements. These forward-looking statements relate to, among other things, the anticipated benefits of the proposed amendment to Fairfax’s share conditions, the ongoing ownership and control over Fairfax’s multiple voting shares by the Watsa family and Fairfax’s plans and objectives for future operations, growth of its business and capital structure. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Fairfax is under no obligation to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as may be required by applicable securities laws. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These uncertainties and other factors include shareholder approval of the proposed amendment, the exercise of dissent rights by shareholders, the Watsa family’s continued ownership of multiple voting shares and ongoing ability to influence Fairfax’s direction in the future, and the other risks and uncertainties set out in Fairfax’s annual information form and our other filings with the securities regulatory authorities in Canada.

To Our Shareholders:

It is hard to believe that we are now in our 30th year! Since 1985 you have trusted me and my family with the control of Fairfax. That trust has allowed us to grow our company from shareholders’ equity of US$8 million in September 1985 to US$8.8 billion today and to compound book value per share at 21% per year over that period. That trust has also allowed us the benefit of being able to cultivate a unique culture built around clear guiding principles and to foster a long term reputation that attracts and retains some of the best managers and partners in the world. However, over time, as Fairfax issued subordinate voting shares to finance its growth, the votes on all of the shares controlled by me and my family have declined from over 80% to 43% (41.8% from multiple voting shares and the remainder from subordinate voting shares) currently.

I’m therefore writing to invite you to a special meeting of shareholders to be held on July 21, 2015 to consider and vote on proposed amendments to our articles to preserve the current 41.8% voting power of our multiple voting shares, which are controlled by me and my family, and to make certain additional changes, such as continuing the freeze on my total compensation that has been unchanged since 2000 and also locking in my and my family’s commitment not to dispose of the multiple voting shares. My ownership of Fairfax shares represents over 85% of my assets.

The proposed amendments will allow Fairfax to continue on the path we began together 30 years ago by ensuring that we maintain the ability to pursue careful acquisition-related growth without diminishing my ability to protect Fairfax’s unique reputation and culture.

The proposed amendments will not result in the permanent extension of my effective voting control of Fairfax nor will they effect a change of control of Fairfax, but they will help ensure that I remain in a position to continue protecting Fairfax’s unique culture for many years.

The voting power that I have been entrusted with since 1985 has enabled Fairfax to continue to focus on strategic opportunities that drive growth — even if those opportunities may not yield immediate financial results or may have adverse short term effects on the share price — and to invest and carry on business for the long term with a view to the best interests of Fairfax.

Since its inception, Fairfax has lived by a “fair and friendly” culture, as expressed in our guiding principles which are routinely highlighted to all stakeholders, including employees and shareholders. Unlike our many competitors that must succumb to the market pressures of quarter to quarter results, Fairfax’s focus has been on growing book value per share over the long term by running Fairfax and our subsidiaries for the benefit of customers, employees and shareholders. Our unique culture, and the trust and expectation of our officers and employees and of those with whom we deal that such culture will be preserved, is a valuable asset that is protected by the voting power of the multiple voting shares. This unique culture results in the dedication, long service and superior performance of the executives and employees of Fairfax and our subsidiaries, and fosters a reputation which furthers all of our business dealings, including in our acquisitions, investments and other business and strategic relationships. Simply put, I truly believe our culture and reputation, protected by the voting power of our multiple voting shares, attract some of the best businesses and managers around the world to partner with Fairfax.

When Fairfax implemented its dual class share capital structure in 1986, it believed that 10 votes per multiple voting share would be sufficient to maintain my family’s control into the future. Over the course of Fairfax’s growth in common shareholders’ equity from US$8 million to US$8.8 billion today, the percentage of votes represented by the multiple voting shares has declined from 85.2% to its current level of 41.8%. As a consequence of this gradual dilution, Fairfax has reached the limit of its ability to issue subordinate voting shares to continue its acquisition-related growth without reducing my effective controlling interest to a level at which the preservation of Fairfax’s culture and governance structure cannot be assured.

I believe that preserving the voting power of the multiple voting shares, as described below, will preserve Fairfax’s culture and governance structure over time, which is crucial to attracting world class businesses and their management teams and has been validated by Fairfax’s financial results and long term growth in book value per share.

The Board of Directors is recommending the proposed amendments in conjunction with provisions designed to restrict the sale of the multiple voting shares, provisions that prohibit the holder of multiple voting shares from ever receiving a premium or additional benefit from the multiple voting shares’ special voting rights, and my agreement to be available for ten years to serve as Chief Executive Officer at my current remuneration level (described in (6) below), which has continuously been far below the remuneration of CEOs of other large capitalization Canadian public companies.

The key elements of the proposal are as follows:

(1)         The voting power of the multiple voting shares will be maintained at the current level of 41.8% of the votes attached to all of Fairfax’s outstanding voting shares. This will be accomplished by increasing the number of votes attached to the multiple voting shares from 10 to 50 votes per share, subject to the 41.8% voting power limit described above. As a result, once 50 votes per share represents 41.8% of the voting power, further issuances of subordinate voting shares will continuously reduce that voting power.

(2)         The number of votes attached to the multiple voting shares together with votes attached to any subordinate voting shares held by my family cannot exceed 49.9% of the votes attached to all of our outstanding voting shares.

(3)         No sale of multiple voting shares will be permitted, except for sales and transfers within my family as currently permitted by the existing share conditions. This sale restriction prevents the holder of multiple voting shares from reducing its economic interest in Fairfax while, at the same time, preserving voting control.

(4)         In the event of a collapse of Fairfax’s dual class share capital structure, the holder of the multiple voting shares will only be entitled to receive one subordinate voting share for each multiple voting share held. A holder of multiple voting shares will never be able to profit, or receive any economic premium or additional benefit, from the special voting rights attached to the multiple voting shares.

(5)         In the event of a change of control of Fairfax or a fundamental transaction involving Fairfax, the holders of subordinate voting shares will have the right to receive, or the right to elect to receive, the same form of consideration and an amount at least as high as the highest amount of consideration on a per share basis as the holder of the multiple voting shares.

(6)         I will agree, until the end of the 2025 calendar year, to act as Fairfax’s chief executive officer (subject to the ongoing discretion of the Board); to renounce any remuneration by way of bonus, equity incentive or pension entitlement; and to fix my annual salary at its current level of Cdn$600,000 (its level since 2000).

(7)         The board of directors or its nominating committee, when considering the nomination of an independent director for re-election, will take into account whether or not the independent director received a majority of the votes cast by holders of subordinate voting shares at the previous annual meeting of shareholders.

(8)         The continuing effect of the increase to the number of votes attached to the multiple voting shares will be subject to a majority of the minority shareholder ratification vote at the annual meeting of shareholders following the period ending December 31, 2020 and any one or more consecutive five-year periods thereafter during which the number of outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 25%, or following any calendar year more than five years after the last ratification vote (or after the date the proposed amendments to our articles become effective) if the number of outstanding shares (multiple voting shares plus subordinate voting shares) has increased by at least 50% since the last ratification vote (or after the date the proposed amendments to our articles become effective). The other changes referred to above (other than item (1)) will continue in effect even if a ratification vote is not approved.

This proposal is the negotiated result of a careful and thorough Board process conducted under the supervision of an independently advised special committee of independent directors. The Special Committee and our Board of Directors have both unanimously recommended that shareholders vote in favour of the proposal.

Full details regarding the proposal and the special meeting, including the shareholder approvals required to implement the proposed amendments, are set out in the Management Proxy Circular accompanying this letter. The Board of Directors and I encourage you to vote in favour of this important matter for the future of Fairfax.

June 12, 2015

V. Prem Watsa
Chairman and Chief Executive Officer